

Mail Stop 3561

March 28, 2016

Via E-Mail
Mr. David A. Heede
Chief Financial Officer
Molson Coors Brewing Company
1801 California Street, Suite 4600
Denver, Colorado 80202

> **Re: Molson Coors Brewing Company**
> **Form 10-K for the Year ended December 31, 2015**
> **Filed February 11, 2016**
> **File No. 001-14829**

Dear Mr. Heede:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources
Cash Flows
Underlying Free Cash Flow, page 55

1.   You discuss underlying free cash flow under the cash flows portion of the liquidity and capital resources section. You indicate on page 55 that the nearest GAAP measure is net cash provided by operating activities and you reconcile underlying free cash flow to this GAAP liquidity measure. However, on page 34, you indicate underlying free cash flow is a measure of operating performance. Please tell us why underlying free cash flow is a non-GAAP performance measure and not a non-GAAP liquidity measure. Please also tell us how each adjustment to add back amounts to net cash provided by operating activities does not exclude charges or liabilities that required, or will require, cash

settlement absent an ability to settle in another manner. Refer to Item 10(e)(1)(ii)(A) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or me at (202) 551-3769 if you have any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining